UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No.     )*
                                             -----

                               SEREFEX CORPORATION
                          (Formally SpectraFax Corp.)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   81748P-10-1
                         ------------------------------
                                 (CUSIP Number)

                                 Don J. Gunther
                  8665 Bay Colony Drive #2204, Naples, FL 34108
                                  239-417-8560
 ------------------------------------------------------------------------------
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)


                                December 30, 2002
                        -------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                  ------------


 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Don J. Gunther
      --------------------------------------------------------------------------
 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [   ]
      --------------------------------------------------------------------------
 3)   SEC USE ONLY
      --------------------------------------------------------------------------
 4)   SOURCE OF FUNDS

      PF
      --------------------------------------------------------------------------
 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]
      --------------------------------------------------------------------------
 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
      --------------------------------------------------------------------------
                          7)  SOLE VOTING POWER
      NUMBER OF               10,703,672
      SHARES                  --------------------------------------------------
      BENEFICIALLY        8)  SHARED VOTING POWER
      OWNED BY                0
      EACH                    --------------------------------------------------
      REPORTING           9)  SOLE DISPOSITIVE POWER
      PERSON                  10,703,672
      WITH                    --------------------------------------------------
                         10)  SHARED DISPOSITIVE POWER
                              0
      --------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,703,672
      --------------------------------------------------------------------------
12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.1%
      --------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON*

      IN
      --------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         Common Stock

         Serefex Corporation Common Stock
         645 Griswold, Suite #1300
         Detroit, MI 48226

ITEM 2.  IDENTITY AND BACKGROUND.

         a).   Don J. Gunther
         b).   8665 Bay Colony Drive, #2204 Naples, Florida 34108
         c).   Retired
         d).   No Convictions
         e).   No
         f).   United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The securities were purchase using personal funds available for investments.

ITEM 4.  PURPOSE OF TRANSACTION.

         a). Purchased through the open market and directly from the company for investment purposes only.
         b). Not Applicable
         c). Not Applicable
         d). Became an Advisor to the Board of Directors
         e). Not Applicable
         f). Not Applicable
         g). Not Applicable
         h). Not Applicable
         i). Not Applicable
         j). Not Applicable


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         a). Own 10,703,672 shares outright, representing 15.07% of the total shares outstanding per the company at year-end (71,045,577).

                  Have warrants entitling me to purchase the following stock:
                  1). 1,117,670 shares at $0.10 per share, expiring 4/9/05.
                  2). 4,166,666 shares at $0.006 per share, expiring on 7/30/05.
                  3). 4,166,666 shares at $0.006 per share, expiring on 12/15/05.

         b). Total number of shares to vote is 10,703,672
         c). None
         d). Not Applicable
         e). Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated: February 7, 2003
                                               /s/DON J. GUNTHER
                                               ---------------------------------
                                               Don J. Gunther